Filed Pursuant to Rule 424(b)(3)
Registration No. 333-287711

PROSPECTUS

BRAZIL POTASH CORP.

56,111,110 Common Shares

This prospectus relates to the offer and sale from time to time by Alumni Capital LP, a Delaware limited partnership (“Alumni” or the “Selling Shareholder”) of up to 56,111,110 common shares of Brazil Potash Corp. (“we,” “us,” “our,” or the “Company”), no par value (the “Common Shares”), that may be issued by us to Alumni pursuant to that certain Any Market Purchase Agreement, dated May 1, 2025, by and between us and Alumni (the “Any Market Purchase Agreement”), establishing an equity line of credit. Such Common Shares include up to 55,555,555 Common Shares (assuming the shares to be issued are sold at a price of approximately $1.35 per share) that we may elect, in our sole discretion, to issue and sell to Alumni, from time to time during the Commitment Period (as defined below) under the Any Market Purchase Agreement, and subject to applicable stock exchange rules; and up to 555,555 Common Shares (assuming the shares to be issued are valued at a price of approximately $1.35 per share) that consist of the Commitment Shares (as defined below) to be issued to Alumni in consideration for Alumni’s execution, delivery and performance of the Any Market Purchase Agreement.

The actual number of Common Shares issuable will vary depending on the then-current market price of our Common Shares sold to the Selling Shareholder under the Any Market Purchase Agreement, but will not exceed the number set forth in the preceding sentences unless we file an additional registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with the U.S. Securities and Exchange Commission (the “SEC”), See “AMPA Financing” for a description of the Any Market Purchase Agreement and “Selling Shareholder” for additional information regarding Alumni.

We are registering the shares on behalf of the Selling Shareholder, to be offered and sold by it from time to time. We are not selling any securities under this prospectus, and will not receive any proceeds from the sale of Common Shares by the Selling Shareholder pursuant to this prospectus. We may receive up to $75.0 million in aggregate gross proceeds from Alumni under the Any Market Purchase Agreement in connection with sales of our Common Shares pursuant to the Any Market Purchase Agreement at varying purchase prices after the date of this prospectus. However, the actual proceeds from Alumni may be less than this amount depending on the number of our Common Shares sold and the price at which our Common Shares are sold. The purchase price per share that Alumni will pay for Common Shares purchased from us under the Any Market Purchase Agreement will fluctuate based on the market price of our shares at the time we elect to sell shares to Alumni and, further, to the extent that the Company sells Common Shares under the Any Market Purchase Agreement, substantial amounts of shares could be issued and resold, which would cause dilution and may impact the Company’s share price.

Our Common Shares are listed on NYSE American LLC (“NYSE American”) under the symbol “GRO.” The last reported sale price of our Common Shares on NYSE American on June 10, 2025 was $2.02 per share. We recommend that you obtain current market quotations for our Common Shares prior to making an investment decision.

The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. The Selling Shareholder may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. Our registration of the Common Shares covered by this prospectus does not mean that the Selling Shareholder will offer or sell any of the shares. With regard only to the shares the Selling Shareholder sells for its own behalf, the Selling Shareholder may be deemed an “underwriter” within the meaning of the Securities Act. The Company has paid all of the registration expenses incurred in connection with the registration of the shares. We will not pay any of the selling commissions, brokerage fees and related expenses.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution” on page 26 of this prospectus.

Investing in our Common Shares involves certain risks. See “Risk Factors” on page 12 of this prospectus, included in any accompanying prospectus supplement and in the documents incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, any amendments or supplements, any free writing prospectuses, and any documents incorporated by reference carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 13, 2025

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the SEC for the delayed or continuous offering and sale of securities pursuant to Rule 415 under the Securities Act. This prospectus generally describes Brazil Potash Corp. and our Common Shares. The Selling Shareholder may use this registration statement to sell up to an aggregate of up to 56,111,110 Common Shares from time to time through any means described in the section entitled “Plan of Distribution.” Our registration of the securities covered by this prospectus does not mean that either we or the Selling Shareholder will issue, offer or sell, as applicable, any of the securities registered hereunder. Under this registration statement, the Selling Shareholder may, from time to time, sell the securities offered by it described in this prospectus.

We will not receive any proceeds from the sale of Common Shares by the Selling Shareholder pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares pursuant to this prospectus. We may receive up to $75.0 million in aggregate gross proceeds from Alumni under the Any Market Purchase Agreement in connection with sales of our Common Shares pursuant to the Any Market Purchase Agreement after the date of this prospectus. However, the actual proceeds from Alumni may be less than this amount depending on the number of Common Shares sold and the price at which our Common Shares are sold.

We and the Selling Shareholder, as applicable, may deliver a prospectus supplement with this prospectus, to the extent appropriate, to update the information contained in this prospectus. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the captions “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

No offer of these securities will be made in any jurisdiction where the offer is not permitted.

You should rely only on the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other

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than the securities described in this prospectus or such accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

Unless the context otherwise indicates, references in this prospectus to “we,” “our” and “us” refer, collectively, to Brazil Potash Corp., an Ontario corporation, and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, and that involve significant risks and uncertainties. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of risks, uncertainties and assumptions in other documents we file and furnish, as applicable, from time to time with the SEC, such as our Annual Report on Form 20-F and our Reports of Foreign Private Issuer on Form 6-K.

Important factors that could cause such differences include, but are not limited to:

•	our ability to achieve profitability in the future;

•	our ability to obtain the necessary permits and licenses for the Autazes Project, and the timing and possible outcome of pending regulatory and permitting matters;

•	proposed expenditures for exploration work, and general and administrative expenses;

•	the development and construction of the Autazes Project;

•	maintaining rights of access to, including successfully acquiring, leasing, purchasing and/or obtaining rights to occupy, the land for the development and operation of the Autazes Project;

•	our capital requirements and need for additional financing, and our ability to raise additional capital;

•	the estimated results of planned development, mining and production activities;

•	the estimated results of our GHG Emissions Analysis;

•	the supply and demand of potash;

•	general economic and financial conditions;

•	governmental regulation of mining operations and related matters;

•	our prospects, strategies, and business objectives and milestones;

•	industry trends; and

•	our use of net proceeds from this offering and other available funds.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing

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environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the laws of the Province of Ontario, Canada. All of our directors and executives reside outside of the United States, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Canada, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States.

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PROSPECTUS SUMMARY

The SEC allows us to “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede the information disclosed in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our Common Shares and our financial statements and notes to those statements included in this prospectus.

History and Development of the Company

Brazil Potash Corp. was incorporated on October 10, 2006, under the laws of the Province of Ontario, Canada. We are a mineral exploration and development company with a potash mining project (which we refer to as the “Autazes Project”) located in the state of Amazonas, Brazil. We are an exploration and development company with our principal executive offices located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2, and our main telephone number is +1(416) 309-2963. Our internet website is www.brazilpotash.com. On June 18, 2009, we incorporated our sole wholly-owned subsidiary, Potássio do Brasil Ltda., a company organized under the laws of Brazil (the “Subsidiary”).

Our historical milestones are as follows:

•	2006—We were incorporated on October 10, 2006 under the laws of the Province of Ontario, Canada, for the purpose of engaging in the exploration and mining of potash in Brazil.

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2008—Our local subsidiary in Brazil, Potássio do Brasil Ltda., submitted applications to the Brazilian National Mining Agency and the Brazilian Amazonas Environmental Protection Institute for mineral exploration in the Autazes potash basin in which the Autazes Property is located.

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2009—We raised an aggregate of approximately $25.4 million through private placements of our Common Shares. The mineral exploration applications submitted by Potássio do Brasil Ltda. were approved, the Brazilian National Mining Agency issued our first two Exploration Permits, the Brazilian Amazonas Environmental Protection Institute issued our Environmental Exploration License, and as a result, we acquired the mineral rights for the Autazes Project.

•	2010—We received our third Exploration Permit from the Brazilian National Mining Agency. We commenced mineral exploration drilling on the Autazes Property.

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2011—We raised an aggregate of approximately $8.6 million through private placements of our Common Shares. We received our fourth and fifth Exploration Permits from the Brazilian National Mining Agency. We continued mineral exploration drilling on the Autazes Property.

•	2012—We raised an aggregate of approximately $43.8 million through private placements of our Common Shares. We continued further mineral exploration drilling on the Autazes Property.

•	2013—We raised an aggregate of approximately $9.1 million through private placements of our Common Shares and an additional approximately $29.2 million from exercises of warrants.

•	2014—We raised an aggregate of approximately $55.5 million through private placements of our Common Shares from October 2014 to January 2015. We commenced negotiations to gain access to the land that comprises the Autazes Property. ERCOSPLAN completed a preliminary economic assessment of the Autazes Project (which we refer to as our “Initial Assessment”) in accordance with the requirements of NI 43-101, which assessment included a Mineral Resource estimate and capital construction, operation and economic estimates.

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2015—Golder completed the Environmental and Social Impact Assessment of the Autazes Project. In connection with our application to obtain our Preliminary Environmental License, Golder also assisted us with public hearings and consultations with local indigenous communities near the Autazes Project conducted in accordance with the guidelines and requirements established by FUNAI, which is Brazil’s governmental protection agency that establishes and carries out policies relating to indigenous peoples in Brazil. We received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute.

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2016—We raised an aggregate of approximately $3.4 million through private placements of our Common Shares. ERCOSPLAN and another construction engineering consulting firm with significant experience in developing mining projects completed our initial technical report and Feasibility Study (which we refer to as the “Initial Technical Report”) in accordance with the requirements of NI 43-101, which included Mineral Resource and Mineral Reserve estimates and capital construction, operation and economic estimates.

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2017—We raised an aggregate of approximately $12.4 million through private placements of our Common Shares and an additional approximately $5.3 million from exercises of stock options. Following the completion of the Initial Technical Report, we commenced work to satisfy the necessary requirements to obtain the Construction Licenses, such as preparation of environmental and social studies and assessments. In March 2017, we agreed to suspend our Preliminary Environmental License, and to conduct additional consultations with local indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169.

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2018—We continued work on the environmental and social studies and assessments that are necessary for the Construction Licenses. We worked with the Mura indigenous people to develop a consultation protocol for the Autazes Project in accordance with International Labour Organization Convention 169.

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2019—We raised an aggregate of approximately $2.25 million through private placements of our Common Shares and an additional approximately $1.5 million from exercises of stock options. We also borrowed $1.0 million pursuant to a short-term loan from a principal shareholder. We conducted additional outreach to and consultations with indigenous communities near the Autazes Project, and continued work towards completing the necessary plans and conditions to apply for the Construction Licenses for the Autazes Project.

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2020—We borrowed an aggregate of $0.6 million pursuant to short-term loans from certain of our principal shareholders. Our Initial Assessment and our Plan for Economic Development of the Deposit were approved by the Brazilian National Mining Agency. As of the end of 2020, we had completed almost all of the plans and conditions necessary for our application to obtain the Construction Licenses and obtained several ancillary permits required for the commencement of construction of the Autazes Project. Our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 were suspended in March 2020 due to the COVID-19 pandemic.

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2021—In 2021, we raised an aggregate of approximately $33.0 million through our Regulation A Offering, which substantially broadened our shareholder base. We also borrowed an aggregate of $0.8 million pursuant to short-term loans from certain of our principal shareholders. We subsequently repaid all of our outstanding loans.

•	2022—We raised an additional approximately $7.5 million through our Regulation A Offering, which closed on August 2, 2022. Our additional consultations with indigenous communities near the Autazes

Project, conducted in accordance with International Labour Organization Convention 169, resumed in April 2022 following the lifting of COVID-19 related restrictions. We submitted our Indigenous Component Study to FUNAI for their review. We completed the Technical Report, which was prepared in accordance with the SEC Mining Modernization Rules. We also entered into offtake and potash distribution and marketing agreements with Amaggi Exportacão E Importacão Ltda., and a potash product transportation agreement with Hermasa Navegação Da Amazônia Ltda. (see “Item 4.B. Business Overview—Strategic Relationships”).

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2023—We had meetings with various Brazilian governmental agencies and officials to discuss the development and advancement of the Autazes Project, including meetings with (i) the Minister of the Brazilian Ministry of Mines and Energy and his team on March 2, 2023, (ii) the Minister of the Brazilian Ministry of Agriculture and his team on March 2, 2023, and (iii) Mr. Geraldo Alckmin, the Vice President of Brazil, on March 3, 2023. On August 25, 2023, we submitted to the Brazilian Amazonas Environmental Protection Institute our application for the Construction Licenses to ensure that we moved to the next stage of our permitting process, prior to the expiration of our Preliminary Environmental License on August 31, 2023 in accordance with its terms. In September 2023, we completed our additional consultations with the 36 villages that comprise the local Mura indigenous communities. As of the end of 2023, all of the plans and conditions that were required to be completed and satisfied in order for us to complete our application to obtain the Construction Licenses have been completed by us and approved by the various applicable Brazilian federal, state and municipal agencies.

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2024—On November 1, 2024, the Company and its Subsidiary entered into an option agreement with Franco-Nevada Corporation, pursuant to which, in exchange for the payment by Franco-Nevada to the Company of cash consideration of $1,000,000, Franco-Nevada acquired an option to purchase a perpetual royalty equal to 4% of the gross revenue from all of the muriate of potash the Company will produce and sell from the Autazes Property. We priced the initial public offering (“IPO”) of our Common Shares on November 26, 2024. The Common Shares commenced trading on the NYSE American on November 27, 2024 under the symbol “GRO”. On November 29, 2024, the Company successfully concluded its IPO, raising gross proceeds in the amount of $30 million.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, where we raised gross proceeds in the aggregate amount of approximately $202.5 million, the proceeds from our Regulation A Offering, where we raised gross proceeds of $40.5 million, and our IPO in November 2024, where we raised gross proceeds of $30.0 million.

As of the date hereof, we have received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Construction Licenses that we expect to be required for the construction of the Autazes Project, with the exception of the separate construction permit we will need to begin construction of the new power transmission line that will connect the Autazes Project to Brazil’s national electricity grid. In December 2024, we received two water resource operating licenses (outorga de uso de recurso hídrico) from the Amazon State Environmental Protection Institute (IPAAM) for the Autazes Project. These licenses authorize us to operate two deep water wells that will provide potable water for both construction and operational phases of the Autazes Project and advance the previously granted Installation Licenses for construction. These wells will supply sufficient fresh potable water for the processing plant needs. These permits mark the first phase of operations for the Autazes Project.

Our current near-term goal is to start the primary construction of the infrastructure of the Autazes Project. See below for additional information regarding the permits and licenses required for the Autazes Project.

Business Overview

We are a mineral exploration and development company with a potash mining project, the Autazes Project, located in the state of Amazonas, Brazil. Our technical operations are based in Autazes, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our corporate office is in Toronto, Ontario, Canada. We are in the pre-revenue development stage and have not yet commenced any mining operations. Our plan of operations for the next few years includes securing all required environmental licenses for the Autazes Project, and, subject to securing sufficient funds, commencing all phases of the construction of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from the underground mine of the Autazes Project and selling and distributing the processed potash in Brazil.

The Mineral Resources on the property on which the Autazes Project is situated (which we refer to as the “Autazes Property”) are in an area encompassing approximately 98 square miles located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil. We hold all of the mineral rights for the Autazes Project through our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and such mineral rights are registered with Brazil’s national mining regulatory authority, Agência Nacional de Mineração (which we refer to as the “Brazilian National Mining Agency”), which is a specialized agency of the Brazilian Ministry of Mines and Energy. Under our current development plan for the Autazes Project, we intend to own, lease, have rights of access to or have rights to occupy, through Potássio do Brasil Ltda., 39 rural properties on which the facilities and infrastructure for the Autazes Project will be located. We currently have rights of access to 24 rural properties consisting of a total area of approximately 5.4 square miles, which include the land on which our proposed mine shafts, processing plant, and port for the Autazes Project will be constructed.

Although we believe that, through administrative land regularization proceedings, with Brazilian governmental agencies (such as the Brazilian National Institute of Rural Settlement and Agrarian Reform, the Brazilian Ministry of Industry and Trade, and other agencies), we will be able to, and intend to, acquire ownership of these 24 properties, there is no guarantee that the relevant authorities will do so on a timely basis or at all, as our acquisition of properties in Brazil will depend on us following the applicable legal procedures and meeting the required legal standards, which will be assessed by the relevant authorities within an uncertain timeline. Additionally, in March, April and May 2024, we entered into agreements to lease, for a term of six years, the remaining 15 rural properties consisting of a total area of approximately 4.2 square miles, which primarily will be used for the sites of our dry stacked tailings piles. Each of these lease agreements also provides us with a right of first refusal to purchase the applicable leased property in the event of a sale of such property, and in connection with any such sale, we will be able to apply the aggregate amount paid under such lease agreement as a reduction in the sale price.

Regulatory Overview

Brazilian Mining Regulations

Under the Brazilian Constitution, all Mineral Resources are initially the property of the Federal Government of Brazil until applicable permits, licenses, concessions, and mineral rights are granted to qualified and approved mining applicants. The right to explore and exploit Mineral Resources in Brazil are regulated by the Brazilian National Mining Agency under Brazilian Decree-Law No. 227/1967 (which we refer to as the “Brazilian Mining Code”), regulated by Brazilian Decree No. 9.406/2018, and applicable policies of the Brazilian Ministry of Mines and Energy.

Only Brazilian citizens, or legal entities incorporated under Brazilian law and having their head offices and management located in Brazil, may be entitled to conduct mining activities, including commercially exploiting Mineral Resources, in Brazil. Accordingly, we conduct all of our mining activities through Potássio do Brasil Ltda., our subsidiary in Brazil. Except with respect to certain restrictions in the case of the border zones (which are the areas approximately 93 miles from the Brazilian borders), and with respect to the administrative land regularization proceedings we must conduct with applicable Brazilian governmental agencies in connection with our acquisition of ownership of rural properties in Brazil, there are generally no restrictions on the participation of foreigners in Brazilian mining companies, which can be wholly-owned by foreign individuals or legal entities.

In order to develop, construct, and commence the mining operations of the Autazes Project, we must undertake a licensing process pursuant to which the applicable federal, state, or municipal environmental authorities in Brazil will license, approve and authorize the location, exploration and development activities, construction, and operation of the Autazes Project. It is not always clear which level of government or regulatory agency in Brazil has authority over the environmental licensing of mining projects, and therefore, we believe that it would not be unusual if certain Brazilian regulatory agencies challenge the regulatory authority of certain other Brazilian environmental agencies over environmental licensing of mining projects, which may create uncertainties as to whether the Autazes Project should be licensed by Brazilian federal or state environmental agencies. Public prosecutors also have influence on such challenges or disputes, including through judicial actions.

Exploration Permits and Environmental Exploration License

In order for us to perform exploratory mining activities in Brazil, we first had to obtain specific permits called “Alvará de Pesquisa” (which we refer to as our “Exploration Permits”) from the Brazilian National Mining Agency, and a specific license called “Licença de Operação–Exploração” (which we refer to as our “Environmental Exploration License”) from the Instituto de Proteção Ambiental do Amazonas (IPAAM) (which we refer to as the “Brazilian Amazonas Environmental Protection Institute”), which is the environmental protection agency for the state of Amazonas, Brazil. We received a total of five Exploration Permits from July 2009 to September 2011, and our Environmental Exploration License in June 2009, which allowed us to perform exploration activities, including drilling, in our mineral rights area on the Autazes Property. Following the completion of our exploration work for the Autazes Project, we submitted to the Brazilian National Mining Agency for approval a final exploration report detailing the exploration activities conducted and attesting to the existence of the potash ore reserve. The Brazilian National Mining Agency approved our final exploration report in April 2015, and this approval enables us to request a mining concession, which, if approved, will permit mining and mineral exploitation activities, as described under “—Mining Concession” below.

Environmental Licenses

There are three general types of environmental licenses that mining companies are required to obtain in order to be fully authorized to construct and operate a mine in Brazil, each of which is described below.

Preliminary Environmental License. The first type of environmental license is called Licença Prévia (which we refer to as our “Preliminary Environmental License”), which we initially obtained during the planning phase of the Autazes Project. In connection with our application to obtain our Preliminary Environmental License, we engaged Golder Associates Inc., a consulting firm with significant experience in helping companies develop and enact environmental and sustainability measures (which we refer to as “Golder”), to prepare an environmental and social impact assessment of the Autazes Project (which we refer to as the “Environmental and Social Impact Assessment”), and we and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (which we refer to as “FUNAI”), which is Brazil’s governmental protection agency that establishes and carries out policies relating to indigenous peoples in Brazil. Following the completion of the Environmental and Social Impact Assessment in January 2015, we submitted it to the Brazilian

Amazonas Environmental Protection Institute in connection with our application to obtain our Preliminary Environmental License. In July 2015, we received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute, and, as part of the application and approval process, the Brazilian Amazonas Environmental Protection Institute evaluated the Environmental and Social Impact Assessment, as well as the location and concept of the Autazes Project, certified the environmental feasibility of the Autazes Project, and set forth the basic requirements that will need to be complied with in subsequent licensing and developmental phases.

Additionally, Brazil is a signatory to International Labour Organization Convention 169 (also known as the Indigenous and Tribal Peoples Convention (1989)), which is the major binding international convention concerning indigenous and tribal peoples, and sets standards for national governments regarding indigenous peoples’ economic, socio-cultural and political rights, which include the right to prior and informed consultation on any development activity that may impact indigenous peoples’ land and/or lives. In March 2017, we agreed to conduct additional consultations with the local Mura indigenous people (who make up the vast majority of the indigenous communities, villages and tribes near the Autazes Project) in accordance with International Labour Organization Convention 169. Such additional consultations were intended to provide the local Mura indigenous communities with an opportunity to learn about the Autazes Project, and to inform them about the potential impact of the development of the Autazes Project on their communities and way of life and our proposed plans to mitigate any negative impacts. The Mura indigenous communities invited 36 Mura villages to participate in such additional consultations, and established their own consultation and voting protocol, which provided that, in order to approve a resolution to support our environmental licensing process and the advancement of the Autazes Project: (i) at least 60% of the 36 villages was required to participate in a vote in order to establish a quorum and call for a valid vote amongst the local Mura indigenous communities; (ii) each village that participated in such vote was to be represented by six villagers, with each villager having one vote; and (iii) an affirmative vote of at least 60% of the votes cast was required to approve such resolution. In September 2023, we completed such additional consultations with the local Mura indigenous communities. Out of the 36 villages that comprise the local Mura indigenous communities, 34 villages participated in a vote, and over 90% of the eligible villagers participating in such vote affirmatively voted to approve a resolution, to support our environmental licensing process and the advancement of the Autazes Project. Furthermore, based on feedback from such consultations, we are currently working with the Mura indigenous people to develop a mutually agreed upon impact benefit agreement outlining commitments that we will undertake to benefit all 36 villages and their local communities (which we refer to as the “Impact Benefit Agreement”).

Our Preliminary Environmental License has been superseded by the Construction Licenses that we have received for the construction of the Autazes Project (see “—Construction Licenses” below).

Construction Licenses. We refer to the second type of environmental license, collectively, as the “Construction Licenses”, which are comprised of (i) licenses called Licença de Instalação (which we refer to collectively as the “Installation Licenses”), (ii) licenses called Licença Ambiental Única (which we refer to collectively as the “Specific Environmental Licenses”), and (iii) environmental authorizations (which we refer to collectively as the “Fauna Authorizations”). We currently anticipate that we will need a total of 21 Construction Licenses in connection with the construction of the Autazes Project. There are a total of seven Installation Licenses, which correspond to the following various areas of the infrastructure of the Autazes Project: (i) mine, (ii) potash processing plant and dry stacked tailings piles, (iii) roads, (iv) river barge port and potash stockpile at the port, (v) water distribution and supply, (vi) sewage treatment, and (vii) sanitary landfill. We also plan to construct a new power transmission line that will connect the Autazes Project to Brazil’s national electricity grid, however, there will be a construction permit for the power transmission line that is separate from the Installation Licenses. There are a total of nine Specific Environmental Licenses, which relate to earthworks, vegetation suppression and water source drilling, and a total of five Fauna Authorizations, which relate to the capture and rescue of wild fauna, at these various infrastructure areas. In this phase of the environmental licensing process, the basic environmental plan outlining pollution control and compensatory measures are submitted to the

Brazilian Amazonas Environmental Protection Institute for its review and approval. All of the plans and conditions that were required in order for us to obtain the Construction Licenses have been completed and satisfied by us and approved by the various applicable Brazilian federal, state and municipal agencies.

As of the date hereof, we have received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Construction Licenses that we expect to be required for the construction of the Autazes Project. See also “—Current Status of our Licensing Process” below.

Operational License. The third type of environmental license is called Licença de Operação (which we refer to as the “Operational License”), which is the last phase of the environmental licensing process necessary to operate a mine in Brazil. The Brazilian Amazonas Environmental Protection Institute will review and consider any application for an Operational License, and will decide whether to issue this license following construction of the mining project. The Operational License is required for us to be able to perform mining and mineral exploitation activities in our mineral rights area, as well as sell the produced potash.

Mining Concession

At such time when we complete the construction of the Autazes Project, and we have received the Operational License, we believe that we will receive the mining concession called Concessão de Lavra (which we refer to as the “Mining Concession”), which is granted by the Brazilian Ministry of Mines and Energy. In connection with the Mining Concession, we previously prepared and submitted a plan called Plano de Aproveitamento Econômico (PAE) (which we refer to as our “Plan for Economic Development of the Deposit”), which has been approved by the Brazilian National Mining Agency. The Mining Concession will be granted based upon and in accordance with the approved Plan for Economic Development of the Deposit. As the holder of the Mining Concession, we will have exclusive rights to undertake mining operations for the Mineral Resources specified in the Mining Concession within the authorized mineral rights area. The Mining Concession will be valid until the depletion of the mineral deposit, as long as the holder complies with the obligations and requirements under applicable Brazilian mining regulations. Although mineral deposits in Brazil are federal property, a mining concession holder is the assured owner of the extracted mineral.

As the holder of the Mining Concession, we will have a range of obligations, including to: (i) start the mining work, in accordance with the development and mining plan approved by the Brazilian National Mining Agency, within six months from the date of publication of the Mining Concession in the Official Gazette of the Brazilian federal executive; (ii) carry out the mining work in accordance with the approved development and mining plan; (iii) extract only the minerals indicated in the Mining Concession or any addendum thereto; (iv) communicate to the Brazilian National Mining Agency the discovery of any mineral substance not included in the Mining Concession; (v) carry out the mining work in accordance with applicable laws, rules and regulations; (vi) appoint a duly qualified person to supervise the mining work; (vii) refrain from intentionally obstructing or hampering the future development of the mineral deposit; (viii) be liable for any loss or damage caused to third parties resulting from the mining work; (ix) not cause air or water pollution as a result of the mining work; (x) protect and preserve water sources, as well as to use them in accordance with applicable technical instructions and requirements; (xi) observe and comply with all instructions and recommendations of applicable regulatory authorities; (xii) refrain from suspending the mining work for more than six months without the prior consent of the Brazilian National Mining Agency; (xiii) keep the mine in good condition during any suspension period; (xiv) rehabilitate the areas degraded by mining; (xv) pay royalties; and (xvi) comply with the provisions of the Brazilian National Dams Safety Policy.

Once commercial production of potash commences, we will be required to pay financial compensation for such mineral exploitation (Compensação Financeira pela Exploração Mineral) in the form of a royalty (which we refer to as the “Mining Royalty”), currently at a rate of 2% of our gross revenue, which will be divided among various Brazilian federal, state and municipal governmental offices and agencies, including the Brazilian

National Mining Agency and other environmental agencies, as determined by Brazilian law and regulations. Additionally, we will be required to pay a royalty equal to 50% of the Mining Royalty to the owners of any land not owned by our Company or Potássio do Brasil Ltda.

Additionally, the Brazilian National Mining Agency is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the Brazilian National Mining Agency, through the issuance of a “Public Utility Statement”, the holder of the mining title to which the Public Utility Statement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon between the holder of the mining title and the property owner, it will be determined by a court.

Once the exploitation of the mineral deposits has been concluded, the corresponding mining area must be rehabilitated in accordance with appropriate environmental and mine closure plans included as part of our Plan for Economic Development of the Deposit which was approved by the Brazilian National Mining Agency.

Current Status of our Licensing Process

Our current near-term goal is to start the primary construction of the infrastructure of the Autazes Project. We will not be able to obtain the Operational License or the Mining Concession until construction of the Autazes Project has been completed. Additionally, opposition by any governmental or non-governmental organizations to our proposed development or operations of the Autazes Project, such as the May 2024 Civil Lawsuit, may, among other things, result in delays or a shutdown of our development of the Autazes Project and require us to spend significant amounts of time and resources to resolve any such issues in order to secure or maintain necessary permits and licenses.

The following summarizes the various permits and licenses that are required in order to be fully authorized to operate a mine in Brazil:

On December 30, 2024, we received two water resource operating licenses (outorga de usu de recurso hídrico) from the Amazon State Environmental Protection Institute (IPAAM) for the development and construction of the Autazes Potash Project located in the state of Amazonas, Brazil. These licenses authorize the Company to operate two deep water wells that will provide potable water for both construction and operational phases of the Project and advance the previously granted Installation Licenses for construction. These wells will supply sufficient fresh potable water for the processing plant and port needs. These permits mark the first phase of operations for the Project. The water resource operating permits cover the Project’s comprehensive water supply system, which is strategically divided between the processing plant area and port facilities located approximately 8 kilometers away. The deep wells, located within the plant site boundaries, are designed to meet all drinking quality (potable) water requirements during the initial construction phase and for future operations.

Environmental Regulations

Our exploration and development activities are, and our future mining operations will be, subject to environmental laws and regulations in Brazil. We currently, and will continue to, maintain an operating policy that seeks to comply with all applicable environmental laws and regulations.

To enforce environmental legislation in Brazil, the Federal Government of Brazil has established various administrative, criminal and civil penalties that will be imposed upon violators of environmental laws, rules and regulations, including fines, denial of credit lines from governmental entities, revocation of environmental licenses, and, in extreme cases, suspension of the company’s activities. The fines are imposed in accordance with the nature and severity of the infraction committed, which primarily depends on the extent of the damage caused or expected to be caused to the environment.

Recent Developments

On November 26, 2024, we issued a press release announcing the pricing of our IPO of 2,000,000 Common Shares, at a price to the public of $15.00 per share. The Common Shares commenced trading on the NYSE American on November 27, 2024 under the symbol “GRO”. On November 29, 2024, we announced the closing of the IPO of 2,000,000 Common Shares, at a price to the public of $15.00 per share. The gross proceeds to the Company from the IPO, before deducting underwriting discounts and commissions and offering expenses payable by the Company, were $30.0 million.

On December 17, 2024, we announced that Stan Bharti would resign as the Executive Chairman and a director on the board of directors of the Company (the “Board”), which resignation became effective on January 6, 2025. Mr. Bharti assumed the role of the chairman of the advisory board of the Company following the effectiveness of his resignation. In connection with Mr. Bharti’s resignation, the Board appointed Mayo Schmidt as the new Executive Chairman and a director of the Company, which appointment became effective concurrently with the effectiveness of Mr. Bharti’s resignation.

On December 30, 2024, the Company issued a press release announcing that it has received two water resource operating licenses (outorga de usu de recurso hídrico) from the Amazon State Environmental Protection Institute (IPAAM) for the development and construction of the Autazes Project located in the state of Amazonas, Brazil. These licenses authorize the Company to operate two deep water wells that will provide potable water for both construction and operational phases of the Autazes Project.

On January 6, 2025, the Company announced the appointment of Christian Joerg as a new member of the Board of the Company, effective immediately.

On January 13, 2025, the Company issued a press release announcing that its wholly-owned subsidiary, Potássio do Brasil Ltda., entered into a Preliminary Cooperation Agreement with the Mura Indigenous Council (CIM) of Autazes, marking a significant milestone in the development of the Company’s Autazes Project. The agreement establishes a preliminary social and economic framework for collaboration between the Company and the Mura Indigenous communities surrounding the Autazes Project, formalizing the implementation of “Plano Bem Viver Mura,” among other socioeconomic and environmental programs.

On May 1, 2025, the Company entered into the Any Market Purchase Agreement with Alumni, whereby the Company may offer and sell, from time to time at its sole discretion, and whereby Alumni has committed to purchase, up to $75 million of the Company’s Common Shares, subject to the limitations described in the Any Market Purchase Agreement.

ABOUT THIS OFFERING

Common Shares outstanding prior to this offering	38,413,737 shares

Common Shares offered by the Selling Shareholder	Up to 56,111,110 Common Shares (assuming the shares to be issued are sold or valued at a price of approximately $1.35 per share)

Common Shares to be outstanding after this offering	94,524,847 shares (assuming the issuance of all Common Shares issuable under the Any Market Purchase Agreement)

Use of proceeds	We are not selling any securities under this prospectus, and will not receive any proceeds from the sale of Common Shares by the Selling Shareholder pursuant to this prospectus. We may receive up to $75.0 million in aggregate gross proceeds from Alumni under the Any Market Purchase Agreement in connection with sales of our Common Shares pursuant to the Any Market Purchase Agreement after the date of this prospectus. However, the actual proceeds from Alumni may be less than this amount depending on the number of our Common Shares sold and the price at which the Common Shares are sold.

Terms of this offering	The Selling Shareholder, including its transferees, donees, pledgees, assignees, and successors-in-interest, may sell, transfer, or otherwise dispose of any or all of the Common Shares offered by this prospectus from time to time on NYSE American or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The Common Shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

NYSE American symbol	Our Common Shares are listed on NYSE American under the symbol “GRO.”

Risk Factors	Investing in our securities involves significant risks. Before making a decision whether to invest in our securities, please read the information contained in or incorporated by reference under the heading “Risk Factors” in this prospectus, the documents we have incorporated by reference herein and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described in this prospectus, in our Annual Report on Form 20-F, as supplemented and updated by other filings we have filed or will file with the SEC, and in other documents which are incorporated by reference into this prospectus, before making an investment decision pursuant to this. Our business, financial condition and results of operations could be materially and adversely affected by any or all of these risks or by additional risks and uncertainties not presently known to us or that we currently deem immaterial that may adversely affect us in the future.

Risks Related to This Offering

It is not possible to predict the actual number of our Common Shares, if any, we will sell under the Any Market Purchase Agreement, or the actual gross proceeds resulting from those sales or the dilution to you from those sales. Further, we may not have access to the full amount available under the Any Market Purchase Agreement.

Pursuant to the Any Market Purchase Agreement, Alumni shall purchase from us up to $75.0 million in our Common Shares upon the terms and subject to the conditions and limitations set forth in the Any Market Purchase Agreement, including in no event will we issue to Alumni more than 7,678,906 Common Shares, including the Commitment Shares (as defined below), representing 19.99% of the total number of Shares outstanding immediately prior to the execution of the Any Market Purchase Agreement (the “Alumni Commitment Amount”); provided, however, that such limitations will not apply if (i) we obtain shareholder approval to issue additional Common Shares; or (ii) the Company obtains and submits to the stock exchange and Alumni a written statement from an independent counsel in the Company’s home country certifying that the Company’s practices, including the practices of not obtaining shareholder approval to issue more than such limitations, are not prohibited by the home country’s laws, or any equivalent document that serves such purpose with respect to the stock exchange. Accordingly, we have reserved 56,111,110 Common Shares for issuance under the Any Market Purchase Agreement and resale pursuant to this prospectus. The Common Shares that may be issued under the Any Market Purchase Agreement may be sold by us to Alumni at our discretion from time to time during the period commencing on the date on which Alumni receives the First Tranche (as defined below) of the Commitment Shares (as defined below) and ending on the earlier (i) the second anniversary of the execution date of the Any Market Purchase Agreement (the “Execution Date”), (ii) the date on which Alumni has received such number of Common Shares for aggregate consideration equal to $75.0 million pursuant to the Any Market Purchase Agreement, and (iii) the date on which our Common Shares fail to be listed or quoted on NYSE American or any successor stock market (the “Commitment Period”).

We generally have the right to control the timing and amount of any sales of our Common Shares to Alumni under the Any Market Purchase Agreement. Sales of our Common Shares, if any, to Alumni under the Any Market Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Alumni all, some or none of the Common Shares that may be available for us to sell to Alumni pursuant to the Any Market Purchase Agreement. Accordingly, we cannot guarantee that we will be able to sell all of the Alumni Commitment Amount or how much in proceeds we may obtain under the Any Market Purchase Agreement. If we cannot sell securities under the Any Market Purchase Agreement, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could have a material adverse effect on our liquidity and cash position.

Because the purchase price per Common Share to be paid by Alumni for the Common Shares that we may elect to sell to Alumni under the Any Market Purchase Agreement, if any, will fluctuate based on the market prices of our Common Shares at the time we make such election, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of Common Shares that we will sell to Alumni under the Any Market Purchase Agreement, the purchase price per share that Alumni will pay for Common Shares purchased from us under the Any Market Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by Alumni under the Any Market Purchase Agreement.

We are registering 56,111,110 Common Shares under this prospectus. As of May 27, 2025, there were 38,413,737 Common Shares outstanding. If all of the 56,111,110 Common Shares offered for resale by the Selling Shareholder under this prospectus were issued and outstanding as of May 27, 2025, such shares would represent approximately 59.4% of the total number of Common Shares outstanding.

The actual number of Common Shares issuable will vary depending on the then current market price of our Common Shares sold to the Selling Shareholder in this offering and the number of Common Shares we ultimately elect to sell to the Selling Shareholder under the Any Market Purchase Agreement. If it becomes necessary for us to issue and sell to Alumni under the Any Market Purchase Agreement more than the 56,111,110 Common Shares (assuming the shares are sold at a price of approximately $1.35 per share) being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $75.0 million under the Any Market Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by Alumni of any such additional Common Shares we wish to sell from time to time under the Any Market Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional Common Shares under the Any Market Purchase Agreement. We will not issue any Common Shares under the Any Market Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the NYSE American. Alumni is not obligated to buy any Common Shares under the Any Market Purchase Agreement if such shares, when aggregated with all other Common Shares then beneficially owned by Alumni and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act, and Rule 13d-3 promulgated thereunder), would result in Alumni beneficially owning Common Shares in excess of 4.99% of the then-outstanding Common Shares (the “Beneficial Ownership Limitation”), provided that upon delivery of a written notice to the Company, Alumni may from time to time increase or decrease the Beneficial Ownership Limitation to any other percentage not in excess of 9.99% and not lower than 4.99%. Our inability to access a portion or the full amount available under the Any Market Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business or results of operation.

Alumni will pay less than the then-prevailing market price for our Common Shares, which could cause the price of our Common Shares to decline.

The purchase price of our Common Shares to be sold to Alumni under the Any Market Purchase Agreement is derived from the market price of our Common Shares on NYSE American. Shares to be sold to Alumni pursuant to the Any Market Purchase Agreement will be purchased at a discounted price. For example, we may effect sales to Alumni at a purchase price equal to 92.5% of the lowest daily VWAP for the Common Shares during the five business days prior to the closing date with respect to Alumni’s purchase notice. As a result of this pricing structure, Alumni may sell the shares they receive immediately after receipt of such shares, which could cause the price of our Common Shares to decrease.

Investors who buy Common Shares from Alumni at different times will likely pay different prices.

Pursuant to the Any Market Purchase Agreement, we have discretion to vary the timing, price and number of Common Shares we sell to Alumni. If and when we elect to sell Common Shares to Alumni pursuant to the Any Market Purchase Agreement, after Alumni has acquired such shares, Alumni may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from Alumni in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Alumni in this offering as a result of future sales made by us to Alumni at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to Alumni under the Any Market Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangements with Alumni may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Future resales and/or issuances of Common Shares, including pursuant to this prospectus, or the perception that such sales may occur, may cause the market price of our shares to drop significantly.

The Common Shares that may be issued under the Any Market Purchase Agreement may be sold by us to Alumni at our discretion from time to time from the date of effectiveness of the registration statement of which this prospectus forms a part until the earliest to occur of (i) the second anniversary of the execution date of the Any Market Purchase Agreement, (ii) the date on which Alumni has received such number of Common Shares for aggregate consideration equal to $75.0 million pursuant to the Any Market Purchase Agreement, and (iii) the date on which our Common Shares fail to be listed or quoted on NYSE American or any successor stock market.

The purchase price for our Common Shares that we may sell to Alumni under the Any Market Purchase Agreement will fluctuate based on the trading price of our Common Shares. Depending on market liquidity at the time, sales of our Common Shares may cause the trading price of our Common Shares to decrease. We generally have the right to control the timing and amount of any future sales of our Common Shares to Alumni. Additional sales of our Common Shares, if any, to Alumni will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Alumni all, some or none of the additional Common Shares that may be available for us to sell pursuant to the Any Market Purchase Agreement. If and when we do sell Common Shares to Alumni, after Alumni has acquired our Common Shares, Alumni may resell all, some or none of such Common Shares at any time or from time to time in its discretion and at different prices. Therefore, sales to Alumni by us could result in substantial dilution to the interests of other holders of our Common Shares. In addition, if we sell a substantial number of Common Shares to Alumni under the Any Market Purchase Agreement, or if investors expect that we will do so, the shares held by Alumni will represent a significant portion of our public float and may result in substantial decreases to the price of our Common Shares. The actual sales of our Common Shares or the mere existence of our arrangement with Alumni may also make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

The market price of our Common Shares could drop significantly if Alumni sells Common Shares or is perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Common Shares or other securities.

We may use proceeds from sales of our Common Shares made pursuant to the Any Market Purchase Agreement in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds from sales of our Common Shares made pursuant to the Any Market Purchase Agreement, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. The failure by us to apply these funds effectively could harm our business, and the net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of our Common Shares.

Other Risks

There can be no assurance that we will be able to comply with the continued listing standards of NYSE American.

Our continued eligibility for listing on NYSE American depends on our ability to comply with NYSE American’s continued listing requirements.

If NYSE American delists our Common Shares from trading on its exchange for failure to meet its bid price rule or any other listing standards, we and our shareholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•

a determination that our Common Shares are “penny stock,” which will require brokers trading in our Common Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

There is substantial doubt about our ability to continue as a “going concern,” and we will require substantial additional funding to finance our long-term operations. If we are unable to raise additional capital when needed, we could be forced to delay, reduce or terminate some or all of our products and operations.

The Company has incurred recurring losses from operations and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. The Company incurred a loss of $18,401,362 for the three months ended March 31, 2025 ($1,452,605 for the three months ended March 31, 2024) and as at March 31, 2025 had an accumulated deficit of $176,975,026 (December 31, 2024 – $158,573,664) and working capital of $13,342,620 as at March 31, 2025 (including cash of $13,730,112) (December 31, 2024 – working capital of $17,863,159 (including cash of $18,861,029)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and during the year ended December 31, 2024, closed the IPO and commenced trading on the NYSE American.

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

Our ability to raise additional funds will depend on financial, economic, and other factors, many of which are beyond our control. We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be forced to delay, reduce, or terminate our business activities.

AMPA FINANCING

On May 1, 2025, the Company entered into an Any Market Purchase Agreement with Alumni, whereby the Company may offer and sell, from time to time at its sole discretion, and whereby Alumni has committed to purchase, up to $75.0 million of the Company’s newly issued Common Shares, subject to the limitations described below.

The Company may, from time to time and at its sole discretion, direct Alumni to purchase Common Shares upon the satisfaction of certain conditions set forth in the Any Market Purchase Agreement at a purchase price per share based on the market price of Common Shares at the time of sale as computed under the Any Market Purchase Agreement. There is no upper limit on the price per share that Alumni could be obligated to pay for Common Shares under the Any Market Purchase Agreement. The Company will control the timing and amount of any sales of Common Shares to Alumni, and Alumni has no right to require the Company to sell any shares to it under the Any Market Purchase Agreement. In consideration for Alumni’s execution and delivery of the Any Market Purchase Agreement, the Company agreed to issue to Alumni (i) $375,000 worth of the Company’s Common Shares (the “First Tranche”) issuable within one business day from the earlier of (a) effectiveness of the registration statement (of which this prospectus forms a part) filed by the Company, and (b) 180 days from the Execution Date and (ii) $375,000 worth of the Company’s Common Shares issuable within 180 days from the date on which the First Tranche were required to be issued and delivered (such shares together with the First Tranche, the “Commitment Shares”), in accordance with the terms and subject to the conditions of the Any Market Purchase Agreement.

The Company does not have a right to commence any sales of Common Shares to the Purchaser under the Any Market Purchase Agreement until the time when all of the conditions to the Company’s right to commence sales of Common Shares to the Purchaser set forth in the Any Market Purchase Agreement have been satisfied, including that a registration statement covering the resale of such shares is declared effective by the SEC and the final form of prospectus is filed with the SEC. Over the Commitment Period, the Company will control the timing and amount of any sales of Common Shares to the Purchaser. Actual sales of Common Shares to the Purchaser under the Any Market Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Common Shares and determinations by us as to the appropriate sources of funding and the Company’s operations.

Although the Any Market Purchase Agreement provides that we may sell up to an aggregate of $75.0 million of our Common Shares to Alumni, only 56,111,110 Common Shares (assuming the shares are sold at a price of approximately $1.35 per share) are being registered for resale under the registration statement that includes this prospectus. If it becomes necessary for us to issue and sell to Alumni under the Any Market Purchase Agreement more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $75.0 million under the Any Market Purchase Agreement, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by Alumni of any such additional Common Shares we wish to sell from time to time under the Any Market Purchase Agreement, which the SEC must declare effective, in each case, before we may elect to sell any additional Common Shares to Alumni under the Any Market Purchase Agreement.

In no event will the Company issue to the Purchaser under the Any Market Purchase Agreement more than 7,678,906 Common Shares, including the Commitment Shares, representing 19.99% of the total number of Common Shares outstanding immediately prior to the execution of the Any Market Purchase Agreement, unless (i) the Company obtains the approval of the issuance of such shares by its shareholders in accordance with the applicable stock exchange rules; or (ii) the Company obtains and submits to the stock exchange and Alumni a written statement from an independent counsel in the Company’s home country certifying that the Company’s practices, including the practices of not obtaining shareholder approval to issue more than such limitations, are not prohibited by the home country’s laws, or any equivalent document that serves such purpose with respect to the stock exchange.

In all cases, the Company may not issue or sell any Common Shares to Alumni under the Any Market Purchase Agreement which, when aggregated with all other Common Shares then beneficially owned by Alumni and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder), would result in Alumni beneficially owning more than 4.99% of the outstanding Common Shares, provided that upon delivery of a written notice to the Company, Alumni may from time to time increase or decrease this Beneficial Ownership Limitation to any other percentage not in excess of 9.99% and not lower than 4.99%.

At any time during the Commitment Period, the Company may direct Alumni to purchase a number of Common Shares in an amount up to $1,000,000 (unless the Company and Alumni mutually agree in writing to increase the amount to an amount not to exceed $5,000,000) at a purchase price equal to the lesser of 92.5% of the lowest daily VWAP for the Common Shares during the five business days prior to the closing date with respect to such purchase notice.

The net proceeds under the Any Market Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells its Common Shares to Alumni.

The Any Market Purchase Agreement contains customary representations, warranties and agreements of the Company and Alumni, limitations and conditions regarding sales of Common Shares, indemnification rights and other obligations of the parties.

From the execution date of the Any Market Purchase Agreement until the first anniversary of such date, upon any issuance, subject to certain exclusions, by the Company or any of its subsidiaries of Common Shares or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, for cash consideration, indebtedness, or a combination thereof (a “Subsequent Financing”), Alumni has the right to participate in up to an amount of the Subsequent Financing equal to, in the aggregate for all investors, 5% of the amount sold in the Subsequent Financing on the same terms, conditions and price provided for in the Subsequent Financing. Alumni has agreed that, during the term of the Any Market Purchase Agreement, it will not engage in or effect, directly or indirectly, any short sales involving the Company’s securities or any hedging transaction that transfers the economic risk of ownership of the Common Shares.

The Any Market Purchase Agreement will automatically terminate on the earliest to occur of (i) the end of the Commitment Period, or (ii) the date that the Company commences a voluntary case or any person commences a proceeding against the Company, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors. In addition, the Company may terminate the Any Market Purchase Agreement at any time after the execution date of the Any Market Purchase Agreement effective upon at least five business days’ prior written notice to Alumni.

Pursuant to the Any Market Purchase Agreement, the Company agreed to file a registration statement covering the issuance and sale of the maximum number of shares issuable under the Any Market Purchase Agreement as may be permitted under applicable rules. The Company agreed to use its commercially reasonable efforts to have such registration statement effective within 120 days of such closing.

Effect of Sales of our Common Shares under the Any Market Purchase Agreements on our Shareholders

The Common Shares being registered for resale in this offering may be issued and sold by us to the Selling Shareholder from time to time at our discretion, during the terms described above. The resale by the Selling Shareholder of a significant quantity of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Common Shares to decline and to be highly volatile. Sales of our Common Shares, if any, to Alumni under the Any Market Purchase Agreement will be determined by us in our sole discretion, subject to the satisfaction of certain conditions in the Any Market Purchase Agreement, and will depend upon market conditions and other factors. We may ultimately decide to sell to Alumni all, some or none of the Common Shares that may be available for us to sell to Alumni pursuant to the Any Market Purchase Agreement. If we elect to sell Common Shares to Alumni pursuant to the Any Market Purchase Agreement, after Alumni has acquired such shares, Alumni may resell all, some or none of such Common Shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase Common Shares from Alumni in this offering at different times will likely pay different prices for those Common Shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. See “Risk Factors—Investors who buy Common Shares from Alumni at different times will likely pay different prices.”

Investors may experience a decline in the value of the Common Shares they purchase from Alumni in this offering as a result of future sales made by us to Alumni at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of Common Shares to Alumni under the Any Market Purchase Agreement, or if investors expect that we will do so, the actual sales of Common Shares or the mere existence of our arrangement with Alumni may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Because the purchase price per share to be paid by Alumni for the Common Shares that we may elect to sell to Alumni under the Any Market Purchase Agreement, if any, will fluctuate based on the market prices of our Common Shares at the time we make such election, as of the date of this prospectus, it is not possible for us to predict the number of Common Shares that we will sell to Alumni under the Any Market Purchase Agreement, the actual purchase price per share to be paid by Alumni for those Common Shares, or the actual gross proceeds to be raised by us from those sales, if any. As of May 27, 2025, there were 38,413,737 Common Shares outstanding. If all of the 56,111,110 Common Shares offered for resale by the Selling Shareholders under this prospectus were issued and outstanding as of May 27, 2025, such shares would represent approximately 59.4% of the total number of our Common Shares outstanding. The actual number of Common Shares issuable will vary depending on the then current market price of our Common Shares sold to the Selling Shareholder in this offering.

The number of Common Shares ultimately offered for sale by the Selling Shareholder for resale under this prospectus is dependent upon the number of Common Shares, if any, we ultimately sell to Alumni under the Any Market Purchase Agreement. Further, if and when we elect to sell Common Shares to Alumni pursuant to the Any Market Purchase Agreement, after Alumni has acquired such shares, Alumni may resell all, some or none of such Common Shares at any time or from time to time in its discretion and at different prices.

The issuance of our Common Shares to the Selling Shareholder pursuant to the Any Market Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted. Although the number of Common Shares that our existing shareholders own will not decrease, the Common Shares owned by our existing shareholders will represent a smaller percentage of our total outstanding Common Shares after any such issuance.

Although the Any Market Purchase Agreement provides that we may sell up to an aggregate of $75.0 million of our Common Shares to Alumni, only 56,111,110 Common Shares (assuming the shares are sold at a price of approximately $1.35 per share) are being registered for resale under the registration statement that includes this prospectus. If it becomes necessary for us to issue and sell more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $75.0 million under the Any Market Purchase Agreement, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by Alumni of any such additional Common Shares we wish to sell from time to time under the Any Market Purchase Agreement, which the SEC must declare effective, in each case, before we may elect to sell any additional Common Shares to Alumni under the Any Market Purchase Agreement.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Shares by the Selling Shareholder pursuant to this prospectus. We may receive up to $75.0 million in aggregate gross proceeds from Alumni under the Any Market Purchase Agreement in connection with sales of our Common Shares pursuant to the Any Market Purchase Agreement after the date of this prospectus. However, the actual proceeds from Alumni may be less than this amount depending on the number of our Common Shares sold and the price at which our Common Shares are sold.

Any proceeds we receive from the sale of Common Shares under the Any Market Purchase Agreement, net of our obligations to Alumni, will be used for general corporate and working capital or for other purposes that the Board, in its good faith, deems to be in the best interest of the Company. No assurances can be given that we will receive any proceeds from sale of Common Shares under the Any Market Purchase Agreement.

CAPITALIZATION

The following table sets forth our capitalization:

•	on an actual basis as of March 31, 2025; and

•

on an as adjusted basis, to give effect to the issuance and sale of 56,111,110 Common Shares, at an assumed offering price of $1.35 per Common Share, which is based on the last reported sales price of our Common Shares on NYSE American on May 23, 2025, assuming the equity line will be utilized by us and after deducting the estimated offering expenses by us, as if such issuances and sales had occurred on March 31, 2025.

The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	As of March 31, 2025
(in thousands, except share amounts)	Actual	As Adjusted(1)
Cash and cash equivalents	$13,730,112	$88,455,112

Debt	—

Shareholders’ equity:
Common Shares, no par value per share—unlimited shares authorized; 38,413,737 Common Shares issued and outstanding, actual; and 94,524,847 Common Shares issued and outstanding, as adjusted
Additional paid-in capital	281,416,644	356,141,644
Share-based payments reserve	109,754,566	109,754,566
Warrants reserve	543,601	543,601
Accumulated other comprehensive loss	(76,743,578)	(76,743,578)
Deficit	(176,975,026)	(176,975,026)

Total shareholders’ equity	137,996,207	212,721,207

Total capitalization	$137,996,207	$212,721,207

(1)	The number of our Common Shares to be outstanding immediately after this offering is based on the issuance of Common Shares in this offering and does not include:
(a)	up to 100,000 Common Shares issuable upon the exercise in full by the underwriters of the underwriters’ warrants issued in our initial public offering;
(b)	up to an aggregate of 258,188 Common Shares issuable upon the exercise of outstanding common share purchase warrants, which are exercisable at an exercise price of $4.00 per Common Share;
(c)

up to an aggregate of 903,125 Common Shares issuable upon the exercise of outstanding stock options, of which 38,750 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $4.00 per Common Share, 789,375 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $10.00 per Common Share, and 75,000 Common Shares are issuable upon the exercise of outstanding stock options at an exercise price of $16.00 per Common Share;

(d)	up to an aggregate of 4,102,083 Common Shares issuable with respect to outstanding DSUs;
(e)	up to an aggregate of 4,936,625 Common Shares issuable with respect to outstanding RSUs, which are subject to vesting; and
(f)	an aggregate of 356,060 Common Shares reserved and available, as of the date of this prospectus, for awards that may be granted in the future under our 2024 Incentive Compensation Plan.

DIVIDEND POLICY

We have not, since the date of our incorporation, declared or paid any dividends or other distributions on our Common Shares, and do not currently have a policy with respect to the payment of dividends or other distributions. We do not currently pay dividends and do not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries, as applicable and such other factors as its directors consider appropriate.

DETERMINATION OF OFFERING PRICE

The Selling Shareholder will offer Common Shares at the prevailing market prices or a privately negotiated price as it may determine from time to time.

The offering price of our Common Shares to be sold by the Selling Shareholder does not necessarily bear any relationship to our book value, assets, past operating results, financial condition, or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

In addition, there is no assurance that our Common Shares will trade at market prices in excess of the offering price as prices for our Common Shares in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

DESCRIPTION OF SHARE CAPITAL

General

Our articles of incorporation, as amended, authorizes the issuance of unlimited number of Common Shares, no par value per share. As of the date of this prospectus, we have 38,413,737 Common Shares outstanding. Our Common Shares are held of record by approximately 6,101 shareholders.

Common Shares

General

We are authorized to issue one class of stock, consisting of an unlimited number of our Common Shares, with no par value per share. Our Common Shares do not have any special rights or restrictions. All of our outstanding Common Shares are duly authorized, validly issued, fully paid and non-assessable.

General Meeting of Shareholders

We are incorporated under the laws of the Province of Ontario, Canada, and are governed by the Business Corporations Act (Ontario) (the “OBCA”). Under the OBCA, (i) a general meeting of shareholders shall be held at such place in or outside Ontario as determined by our board of directors, or, in the absence of such a determination, at our registered office; (ii) our board of directors must call an annual meeting of shareholders no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, our board of directors may fix in advance a date as the record date for that determination, provided that if we are an “offering corporation” under the rules of the OBCA, such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) notice of the time and place of a meeting of shareholders shall be sent to each shareholder entitled to vote at the meeting, our directors and our auditor; (v) the holders of not less than five percent (5%) of our issued and outstanding Common Shares entitled to vote at a meeting may requisition our board of directors to call a meeting of shareholders for the purposes stated in the requisition; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Ontario Superior Court of Justice may order a meeting to be called, held and conducted in a manner that the Court directs.

Our bylaws provide that a quorum for purposes of a shareholder meeting is met when the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders are present in person or represented by proxy.

Voting Rights

The holders of our Common Shares are entitled to attend and vote at all meetings of our shareholders (except any meetings at which only holders of a specified class of shares are entitled to vote), and at each meeting are entitled to one vote for each share held on all matters to be voted on by our shareholders. There is no cumulative voting.

Dividends

The holders of our Common Shares are entitled to dividends when and as declared by our board of directors from funds legally available therefor if, as and when determined by our board of directors in its sole discretion, subject to provisions of law, and any provisions of our articles of incorporation (including the rights, privileges, restrictions and conditions attached to any other class of shares of our Company).

Pre-emptive Rights; Conversion; Redemption; Sinking Fund

There are no pre-emptive, conversion or redemption privileges, nor sinking fund provisions with respect to our Common Shares.

Liquidation

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of our Company, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Common Shares will be entitled to share pro ratably in the net assets legally available for distribution to shareholders after the payment of or provision for all of our debts and other liabilities.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions with respect to our Common Shares are contained in our articles of incorporation, and such rights, privileges, restrictions and conditions may be changed by amending our articles of incorporation. In order to amend our articles of incorporation, the OBCA requires approval by not less than two-thirds of the votes cast by our shareholders entitled to vote thereon. Additionally, if we make particular types of amendments to our articles of incorporation, a holder of our Common Shares may dissent to such amendments and, if such shareholder so elects and complies with all applicable requirements set out in the OBCA, we will have to pay such shareholder the fair value of the Common Shares held by such shareholder. The types of amendments to our articles of incorporation that would be subject to dissent rights include (but are not limited to): (i) adding, removing or changing restrictions on the issue, transfer or ownership of our Common Shares, and (ii) adding, removing or changing any restrictions upon the business that we may carry on or upon the powers that we may exercise.

Limitations on Liability and Indemnification of Directors and Officers

In accordance with the OBCA and pursuant to our bylaws, subject to certain conditions, we will, to the maximum extent permitted by law, indemnify our directors, officers, former directors and former officers, and any another individuals who act or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of that association with our Company or other entity. Additionally, we may advance monies to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding, provided that such individual shall repay such monies if such individual does not fulfill the conditions described below. Indemnification is prohibited unless such individual:

•	acted honestly and in good faith with a view to our best interests;

•	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, had reasonable grounds to believe the conduct was lawful; and

•	was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and fulfils the conditions listed above.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us pursuant to the foregoing or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Forum Selection

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom (or, failing such court, any other “court” (as defined in the OBCA) having jurisdiction and the appellate courts therefrom) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of our Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our Company to our Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our articles of incorporation or bylaws; or (iv) any action or proceeding asserting a claim otherwise related to the “affairs” (as defined in the OBCA) of our Company. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in our Common Shares will be deemed to have consented to these forum selection provisions in our bylaws; however, investors and shareholders cannot waive our compliance with U.S. federal securities laws and the rules and regulations thereunder.

There is uncertainty as to whether a court will enforce the forum selection provisions in our bylaws with respect to all claims within the scope of the subject matter of the preceding paragraph. We interpret the forum selection clauses in our bylaws to be limited to the specified actions and proceedings and to not apply to any claims or actions arising under the Securities Act or the Exchange Act. Notwithstanding any interpretation of the forum selection provisions in our bylaws to the contrary, Section 22 of the Securities Act provides for concurrent jurisdiction for U.S. federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, Section 27 of the Exchange Act provides that the U.S. federal courts will have exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The enforceability of similar forum selection provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the forum selection provisions in our bylaws to be inapplicable or unenforceable in any claim, action or proceeding, we may incur additional costs associated with resolving such dispute in other judicial forums or jurisdictions.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, and the U.S. co-transfer agent for our Common Shares is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, New York 10004.

Investment Canada Act

The Investment Canada Act (which we refer to as the “ICA”) requires any non-Canadian person (as defined in the ICA) who acquires “control” (as defined in the ICA) of an existing Canadian business, where certain prescribed financial thresholds are exceeded, to file a pre-closing application for review with Innovation, Science and Economic Development Canada. Where the acquisition of control of a Canadian business by a non-Canadian person does not meet the prescribed financial thresholds for review, such non-Canadian person is required to file a notification with Innovation, Science and Economic Development Canada no later than 30 days after the completion of the transaction. The ICA generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the acquisition is likely to be of a net benefit to Canada. Under the national security regime in the ICA, the Canadian federal government may undertake a discretionary review of a broader range of investments by a non-Canadian to determine whether such investments by a non-Canadian could be “injurious to national security”. Review on national security grounds is at the discretion of the Canadian federal government and may occur on a pre-or post-closing basis.

Competition Act

Limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada) (which we refer to as the “Competition Act”), which permits the Commissioner of Competition (which we refer to as the “Commissioner”) to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in our Company. In addition, the Competition Act grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition. The Competition Act also requires any person who intends to acquire our Common Shares to file a notification with the Canadian Competition Bureau if: (i) such person (and such person’s affiliates) would hold, in the aggregate, more than 20% of all of our outstanding voting shares, (ii) certain financial thresholds are exceeded, and (iii) no exemption applies.

Where a person (and such person’s affiliates) already holds, in the aggregate, more than 20% of all of our outstanding voting shares, a notification must be filed if: (i) the acquisition of additional shares would bring such person’s (and its affiliates) holdings to over 50%, (ii) certain financial thresholds are exceeded, and (iii) no exemption applies.

Where a notification is required, the Competition Act prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless compliance with the waiting period has been waived or the Commissioner has issued an advance ruling certificate under Section 102 of the Competition Act. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

SELLING SHAREHOLDER

The Common Shares being offered by the Selling Shareholder are those previously issued to the Selling Shareholder and those issuable to the Selling Shareholder under the Any Market Purchase Agreement. We are registering the Common Shares in order to permit the Selling Shareholder to offer the shares for resale from time to time.

The table below lists the Selling Shareholder and other information regarding the beneficial ownership of the Common Shares by the Selling Shareholder. The second column lists the number of Common Shares beneficially owned by each Selling Shareholder.

The third column lists the Common Shares being offered by this prospectus by the Selling Shareholder.

The fourth column assumes the sale of all of the shares offered by the Selling Shareholder pursuant to this prospectus.

Under the terms of the Any Market Purchase Agreement, the Company may not issue shares to the Selling Shareholder under the Any Market Purchase Agreement to the extent that such issuance would cause the Selling Shareholder, together with its affiliates and attribution parties, to beneficially own a number of Common Shares which would exceed 4.99% of our then outstanding Common Shares following such issuance, excluding for purposes of such determination Common Shares issuable under the Any Market Purchase Agreement which have not been issued. The number of shares in the second and fourth columns do not reflect this limitation.

The Selling Shareholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Common Shares Beneficially Owned Prior to Offering		Percentage of Common Shares Beneficially Owned Prior to Offering(1)		Maximum Number of Common Shares to be Sold Pursuant to this Prospectus	Number of Common Shares Beneficially Owned After Offering		Percentage of Common Shares Beneficially Owned After Offering(1)
Alumni Capital LP	134,503	(2)	*	%	56,111,110	4,717,789	(3)(4)	4.99	%(3)(4)

*	Less than one percent.
(1)	Based on 38,413,737 shares outstanding as of May 27, 2025.
(2)

Alumni Capital GP LLC is the general partner of Alumni Capital LP. Ashkan Mapar is the manager of Alumni Capital GP LLC, which is the general partner of Alumni Capital LP and, in that capacity, may be deemed to possess voting and dispositive power over securities owned by Alumni Capital LP; however, Ashkan Mapar disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. The address of the selling shareholder is 601 Brickell Key Drive, Suite 700, Miami, FL 33131.

(3)	Represents the maximum amount of shares that Alumni Capital LP can beneficially own under a 4.99% beneficial ownership restriction set forth in the Any Market Purchase Agreement.
(4)	Based on 38,413,737 shares outstanding as of May 27, 2025 plus 56,111,110 shares issuable pursuant to the Any Market Purchase Agreement.

PLAN OF DISTRIBUTION

The Common Shares offered by this prospectus are being offered by the Selling Shareholder, Alumni Capital LP. The shares may be sold or distributed from time to time by the Selling Shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of our Common Shares offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for our Common Shares;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Alumni Capital LP is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Alumni has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of our Common Shares that it has acquired and may in the future acquire from us pursuant to the Any Market Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Alumni has informed us that each such broker-dealer will receive commissions from Alumni that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of our Common Shares offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Shareholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of our Common Shares sold by the Selling Shareholder may be less than or in excess of customary commissions. Neither we nor the Selling Shareholder can presently estimate the amount of compensation that any agent will receive from any purchasers of our Common Shares sold by the Selling Shareholder.

We know of no existing arrangements between the Selling Shareholder or any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our Common Shares offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Shareholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the Selling Shareholder, any compensation paid by the Selling Shareholder to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of our Common Shares covered by this prospectus by the Selling Shareholder. As consideration for its irrevocable commitment to purchase our Common Shares under the Any Market Purchase Agreement, we have agreed to issue to Alumni the Commitment Shares in accordance with the terms and subject to the conditions of the Any Market Purchase Agreement. We have also agreed to deduct $20,000 from the applicable purchase price to be paid by Alumni pursuant to the first purchase notice as reimbursement for the reasonable, out-of-pocket expenses incurred by Alumni, including the legal fees and disbursements of Alumni’s legal counsel in connection with the preparation, negotiation and execution of the Any Market Purchase Agreement.

We also have agreed to indemnify Alumni and certain other persons against certain liabilities in connection with the offering of our Common Shares offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Alumni has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Alumni specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $275,000.

Alumni has represented to us that at no time prior to the date of the Any Market Purchase Agreement has Alumni or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Common Shares or any hedging transaction, which establishes a net short position with respect to our Common Shares. Alumni has agreed that during the term of the Any Market Purchase Agreement, neither Alumni, nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised the Selling Shareholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all of our Common Shares offered by this prospectus have been sold by the Selling Shareholder.

Our Common Shares are currently listed on NYSE American under the symbol “GRO”.

EXPERTS

MNP LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of, and for the years ended, December 31, 2024, 2023 and 2022, as set forth in their reports thereon. Such consolidated financial statements have been incorporated by reference herein in reliance on the reports of such firm given on their authority as experts in accounting and auditing. MNP LLP is independent with respect to us in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board on auditor independence. The principal business address of MNP LLP is 50 Burnhamthorpe Road W, Suite 900, Mississauga, Ontario, Canada, L5B 3C2.

Certain portions of the description of the Autazes Project and the Autazes Property were summarized or extracted from the Technical Report, which was prepared by ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH (which we refer to as “ERCOSPLAN”) in accordance with the SEC Mining Modernization Rules. The economic analysis for the Autazes Project in the Technical Report was completed by L&M Assessoria Empresarial (which we refer to as “L&M”), based on information provided by ERCOSPLAN (who was responsible for preparing the production schedule, and the estimated capital and operating costs for the mine, processing plant, infrastructure and port). Portions of the Technical Report have been extracted, summarized and disclosed in this prospectus with the consent of ERCOSPLAN and L&M.

LEGAL MATTERS

Wildeboer Dellelce LLP, Toronto, Ontario, will pass upon the validity of the securities offered hereby.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.brazilpotash.com. Our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated, and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (File

No. 001-42423) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) between the date of the initial registration statement and the effectiveness of the registration statement and following the effectiveness of the registration statement until the offering of the securities under the registration statement is terminated or completed:

(i)	our Current Reports on Form 6-K filed with the SEC on each of December 17, 2024; December 30, 2024; January 6, 2025; January 13, 2025; April 1, 2025; May 6, 2025, May 12, 2025 and June 5, 2025.

(ii)

our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025, as amended by that certain Amendment No. 1 to Form 20-F filed with the SEC on April 9, 2025, which contains our audited financial statements for the latest fiscal year for which such statements have been filed.

(iii)

the description of our Common Shares contained in our Registration Statement on Form 8-A12B (File No. 001-42423), filed with the SEC under Section  12(b) of the Exchange Act on November 26, 2024, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Brazil Potash Corp.

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

+1 (416) 309-2963

You may also access the documents incorporated by reference in this prospectus through our website at www. brazilpotash.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part. The information contained on our website is not part of this prospectus.

56,111,110 Common Shares

BRAZIL POTASH CORP.

June 13, 2025